

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2021

David Baszucki
President and Chief Executive Officer
Roblox Corporation
970 Park Place
San Mateo, California 94403

> **Re: Roblox Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 1, 2020**
> **Correspondence filed December 23, 2020**
> **File No. 333-250204**

Dear Mr. Baszucki:

We have reviewed your amended registration statement and correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2020 letter.

Correspondence filed December 23, 2020

General

1. We note that your preliminary price range was not shared with any potential investors. Clarify whether there were any price-related discussions with potential institutional investors or registered holders.

Appendix A to Correspondence filed December 23, 2020

Our listing differs significantly from an underwritten initial public offering, page 56

2. We note your disclosure that "there will be no book building process..." However, your

financial advisors did engage in book building activities when the offering was being underwritten (e.g. testing the waters activities). Clarify whether there is any information gained from their aborted book building process that the financial advisors will communicate to the DMM that would not have been communicated to the DMM in the absence of the abandoned underwritten offering.

Principal and Registered Stockholders, page 167

3.   Clarify whether you will be registering all your outstanding shares of Class A common stock for resale which could not be freely resold pursuant to Rule 144.

Plan of Distribution, page 186

4.   Tell us whether Goldman Sachs & Co. LLC or Morgan Stanley & Co. LLC discussed with any of the registered holders the possibility of selling their shares in the aborted initial public offering. In addition, tell us about the nature of contact with institutional investors as part of the underwriter's book building process.

5.   Please remove the disclosure that the "financial advisors and any affiliated persons will endeavor to observe, a five-day restricted period" which appears to be qualifying your disclosure regarding not violating Regulation M.

6.   Please identify the "other financial advisors" that you reference on pages 57 and 187.

7.   Tell us whether the financial advisors or the company's founder consulted with registered stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy your Class A common stock in the open market following the listing.

8.   Please clarify and discuss the specific NYSE rule text that you are relying on to permit more than one financial advisor (i.e., both Goldman and Morgan here) to consult with the DMM regarding the direct listing's opening price.

9.   Please clarify and confirm precisely which NYSE rule specifically requires more than one financial advisor to provide the specific information regarding "the ownership of the outstanding Class A common stock and pre-listing selling and buying interest in such stock that the financial advisors become aware of from potential investors and holders of such stock, including after consultation with certain institutional investors (which may include certain of the registered holders)." Please consider whether it would be more accurate to delete or revise any explicit references to or the use of the phrase "pursuant to the NYSE rules." Please also clarify and confirm precisely which NYSE rule requires Goldman and Morgan, in their capacity of "financial advisors," to provide the DMM with the fair value per share, as determined by the Company's most recently completed independent Class A common stock valuation report, prepared by an independent third party on the Company's behalf (without any financial advisor participating in the preparation of such report). Clarify whether this is intended to be the same consultation with the DMM as with respect to the opening price.

10.   Please clarify and confirm that the "pre-opening indication(s)" (in contrast to the "Opening Price") is updated by the DMM and made available on the consolidated tape and the NYSE market data feeds <u>without</u> any consultation with a Financial Advisor.

11.   Please remove your reference to "discounts, concessions, or commissions as to particular broker-dealers [that] may be in excess of those customary in the types of transactions involved" to avoid an unintended reference to Regulation M's "special selling efforts/selling methods."

<u>Amendment 1 to Registration Statement on Form S-1</u>

<u>Capitalization, page 72</u>

12.   We note the terms for automatic conversion of the convertible preferred stock, which include the closing of an initial public offering where aggregate proceeds exceed $50 million. Given the change in this offering to a direct listing, whereby the company will not receive proceeds, tell us why it is appropriate to continue to reflect the automatic conversion of your convertible preferred stock on a pro forma basis.

<u>Note 1. Overview and Summary of Significant Accounting Policies</u>
<u>Revenue Recognition, page F-11</u>

13.   We continue to consider your responses to prior comments 8, 10 and 11.

<u>Note 14. Subsequent Events (Unaudited), page F-35</u>

14.   Please revise to disclose the value of the Class A common shares issued in each of the Imbellus and LoomAi acquisitions. Also, revise to disclose the estimated unrecognized compensation expense related to the November 2020 RSU grants. Refer to ASC 855-10-50-2(b).

     You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                          Division of Corporation Finance
                                          Office of Technology

cc: Michael E. Coke